Confidential Treatment Requested by Elan Corporation, plc
Pursuant to 17 C.F.R. 200.83

Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 USA

August 11, 2011

Re:          Elan Corporation, plc (the “Company”)
Form 20-F for Fiscal Year ended December 31, 2010
Filed February 24, 2011
File No. 1-13896

Dear Mr. Rosenberg:

We set forth below our responses to the Staff’s comment letter, dated August 2, 2011, containing comments with respect to our Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”).  The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter.  For your convenience, we have reproduced each comment from the Staff’s letter (in italics) immediately before our response.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of FOIA Services (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Confidential Treatment Requested by Elan Corporation, plc
Pursuant to 17 C.F.R. 200.83

In accordance with Rule 83, this letter has also been clearly marked with the legend “Confidential Treatment Requested by Elan Corporation, plc” with identifying codes and numbers.

Pursuant to Rule 83, a copy of the Request (but not this letter) also is being delivered to the Commission’s FOIA Office.

Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Cash and Cash Equivalents, Liquidity and Capital Resources, page 57

1.   You disclose in Note 11 on page 136 that you permanently employ the unremitted earnings of your overseas subsidiaries in those subsidiaries. Please provide us proposed revised disclosure to be included in future periodic reports that:
       ●    indicates, by significant jurisdiction, the amount of cash and short term investments held by foreign subsidiaries; and
      ●   describes the effective restrictions on the intercompany transfer of cash resulting from your policy to permanently reinvest foreign earnings and the resulting impact on your parent company and consolidated liquidity.

Elan’s Response:

We propose that in our next Form 20-F we will include the following disclosure in “Item 5B. Liquidity and Capital Resources; Cash and Cash Equivalents, Liquidity and Capital Resources”:

“As of December 31, 2011, our total cash and cash equivalents, current restricted cash and cash equivalents, and current investment securities of $XX (2010: $632.7 million) included $XX million (2010: $435.8 million) that was held by foreign subsidiaries in the following jurisdictions:

	2011	2010
United States(1)		$ 371.7
Bermuda		51.3
Other		12.8
Total		$ 435.8

(1) The amount as of December 31, 2010 includes current restricted cash and cash equivalents of $203.7 million held in an escrow account in relation to the Zonegran settlement.

Confidential Treatment Requested by Elan Corporation, plc
Pursuant to 17 C.F.R. 200.83

There are currently no restrictions that would have a material adverse impact on the parent company or consolidated liquidity of Elan in relation to the intercompany transfer of cash held by our foreign subsidiaries.”

In order to provide further clarification of our accounting for the unremitted earnings of our foreign subsidiaries in accordance with Accounting Standards Codification (“ASC”) 740-30-25-18, we propose that in our next Form 20-F we will include the following disclosure in the Income Taxes footnote (marked against equivalent disclosures in Note 11 on page 136 of the 2010 Form 20-F):

“No taxes have been provided for the unremitted earnings of our overseas subsidiaries as any tax basis differences relating to investments in these overseas subsidiaries are considered to be permanent in duration. ~~these are considered permanently employed in the business of these companies.~~”

Notes to Consolidated Financial Statements
5. Settlement Reserve Charge, page 128

2.   You disclose in Note 30 on page 161 that the Zonegran matter began in January 2006 when you received a subpoena from the U.S. Department of Justice and the
       Department of Health and Human Services. From your 2010 quarterly earnings releases, it is apparent that you announced an agreement in principle to settle on July 15,
       2010 and recorded a $206.3 million charge for the settlement, interest and related cost in the second quarter of 2010. Please tell us why you did not record an accrual nor were able to estimate the possible loss or range of possible loss in an earlier period. Address the following in your response:

●   As background, provide us a basic chronological outline of the matter summarizing the allegations through settlement. In this outline, at a minimum, please include the following factors:

    o        How long discovery lasted from the time the subpoena was received;
    o    When formal allegations/charges were made and what they were;
    o    Whether fines, penalties or other monetary damages were asserted, and if so when and how much;
    o   When and why you made the decision to settle; and
    o   When formal settlement negotiations began and when they concluded.

Confidential Treatment Requested by Elan Corporation, plc
Pursuant to 17 C.F.R. 200.83

●   It appears based on your disclosure in the fifth paragraph on page 149 of your 2009 Form 20-F indicating that you could not predict or determine the ultimate outcome of this matter that you believed a loss not to be probable at that date. Please confirm whether this observation is true, and if so, please tell us why a loss was not probable considering your disclosure in the second and third paragraphs of the same page indicating that other pharmaceutical companies settled similar claims with the U.S.
      government, in part to avoid potential exclusion from federal government reimbursement programs.

●    Regardless of whether you deemed loss to be probable or not at December 31, 2009, please elaborate on why you could not make a reasonable estimate of the possible loss or range of possible loss at that date given that other pharmaceutical companies settled similar claims with the U.S. government.

Elan’s Response:

At each reporting date prior to the second quarter of 2010, Elan carefully considered whether it was appropriate to record an accrual or disclose a range of possible loss for the Zonegran matter. However, as described further below, we did not record an accrual and were not able to estimate the possible loss or range of possible loss in an earlier period because of the complexity of the Zonegran matter and the significant inherent uncertainty associated with this matter prior to the July 15, 2010 agreement-in-principle to settle.

A chronological outline of the matter follows:

    ●    2004 – A civil lawsuit was filed under seal in the U.S. District Court for the District of Massachusetts pursuant to the qui tam provisions of the False Claims Act (“FCA”)
         alleging off-label promotion of Zonegran, an antiepileptic prescription medicine that Elan divested in 2004.  Because the lawsuit was filed under seal, Elan was not made aware of the filing at that time.

   ●    January 17, 2006 – Elan received a government subpoena requesting records concerning sales and promotion of Zonegran.  The government’s investigation was civil and criminal in nature, and involved a Grand Jury process.

         o    From the time the subpoena was served on Elan, Elan cooperated fully with the government’s investigation, and produced records and information to the U.S.
              Attorney’s Office for the District of Massachusetts (“Boston USAO”) through the conclusion of this matter.

Confidential Treatment Requested by Elan Corporation, plc
Pursuant to 17 C.F.R. 200.83

   ●    2006 – From 2006 forward, Elan disclosed the government’s investigation in filings with the U.S. Securities and Exchange Commission (Form 6-K) and in successive
         Annual Reports and Forms 20-F.

   ●    In general, the government alleged that Elan had promoted Zonegran for unapproved uses during the 2000 to 2004 time period, in violation of the U.S. Food, Drug and
         Cosmetic Act (“FDCA”).

   ●    [***]

   ●    July 15, 2010 – Elan announced that it had reached an agreement-in-principle with the government whereby:

         o    Elan agreed to pay $203,540,783 as part of a comprehensive settlement for all U.S. federal and related state Medicaid claims, consisting of $102,890,517 to resolve civil claims and $100,650,266 in criminal fines and forfeitures;

         o    Elan agreed to place funds in escrow pending final settlement, with related provisions regarding return of those escrowed amounts if Elan and the government were unable to finalize the agreement-in-principle;

         o    Elan Pharmaceuticals, Inc. (“EPI”), a U.S. subsidiary of Elan, agreed to plead guilty to a misdemeanor violation of the FDCA; and

         o    Elan agreed to enter into a Corporate Integrity Agreement with OIG-HHS.

   ●    July 15, 2010 – Elan recorded a charge of $206.3 million for the expected settlement, interest, and related costs.

   ●    [***]

   ●    December 15, 2010 – Elan finalized the previously-announced agreement-in-principle with the Boston USAO subject to the terms announced on July 15, 2010 and executed the federal and state civil settlement papers, the criminal settlement papers, and the Corporate Integrity Agreement.

   ●    February 28, 2011 – EPI pleaded guilty to one misdemeanor violation of the FDCA, and was sentenced to pay a criminal fine of $97 million and forfeit $3.6 million in substituted assets in addition to the agreed-upon $102.3 million civil settlement.  EPI admitted that it promoted Zonegran for unapproved indications, which is a misdemeanor under the FDCA.

*** - Portions omitted pursuant to a request for confidential treatment and submitted separately to the SEC.

Confidential Treatment Requested by Elan Corporation, plc
Pursuant to 17 C.F.R. 200.83

[***]

While we were unable to reasonably estimate a range of possible loss, our disclosures indicated the nature of potential adverse outcomes for the Company; in particular, in Note 29 on page 149 of our 2009 20-F, we stated, “The resolution of the Zonegran matter could require Elan to pay very substantial civil or criminal fines, and take other actions that could have a material adverse effect on Elan and its financial condition, including the exclusion of our products from reimbursement under government programs.”

11. Income Taxes, page 134

3.   Please explain to us why your foreign rate differential reconciling item for 2010 in your reconciliation of the statutory rate to the effective tax rate on page 135 is a reduction in tax of $68.0 million when your foreign pre-tax income is $83.3 million. Given that the Irish standard tax rate is 12.5% and that you appear to have profitable operations in the U.S., which has a 35% standard rate, as evidenced by your recognition of deferred tax assets associated with U.S. net operating loss carryforwards and that 70% of your revenues were earned in the U.S., it appears that you should have a foreign rate differential reconciling item that represents an incremental tax provision not a tax benefit. Please identify for us the jurisdictions other than the U.S. involved and demonstrate to us how you determined the $68.0 million tax reduction in your reconciliation table.

Elan’s Response:

The foreign rate differential reconciling item of $68.0 million is comprised of a $46.4 million tax reduction related to the Zonegran settlement charge of $206.3 million, and a $33.5 million tax reduction related to Bermudian income, partially offset by an increase in tax of $11.9 million related to U.S. income.

*** - Portions omitted pursuant to a request for confidential treatment and submitted separately to the SEC.

Confidential Treatment Requested by Elan Corporation, plc
Pursuant to 17 C.F.R. 200.83
We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments.  However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4234.

Yours sincerely,

/s/ Nigel Clerkin
Nigel Clerkin
Executive Vice President and Chief Financial Officer